RECEIVED
2006 JAN 17 P 12:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

06010251

January 13, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Earnings Release Q4 2005) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

PROCESSED
JAN 18 2006
THOMSON
FINANCIAL

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

Earnings Release Q4 2005

Samsung Electronics

January 2006

Disclaimer

This report includes forward-looking statements which can generally be identified by phrases such as Samsung Electronics (SEC) or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import.

Similarly, such statements that describe the company's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements.

All such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in this material.

Auditing for the Q4 2005 financial results has not been finalized. Figures in this earnings release are subject to change during the independent auditing process.

Sales and Profits

(Unit : Trillion, KRW)

	Q4 '05	QoQ	Q3 '05	FY '05	YoY	FY '04
Sales	15.52	*7%*	14.54	57.46	-	57.63
Gross Profit	4.91	*12%*	4.40	17.30	*-15%*	20.35
(Margin)	*(32%)*		*(30%)*	*(30%)*		*(35%)*
SG & A	2.77	*22%*	2.27	9.24	*11%*	8.34
Operating Profit	2.14	-	2.13	8.06	*-33%*	12.02
(Margin)	*(14%)*		*(15%)*	*(14%)*		*(21%)*
Non-operating Income	0.76	*2,433%*	0.03	0.81	*-27%*	1.11
Equity income from Samsung Card	0.03	-	0.03	-0.61	*-23%*	-0.79
Income tax	0.33	*22%*	0.27	1.23	*-47%*	2.34
Net Profit	2.56	*36%*	1.88	7.64	*-29%*	10.79
(Margin)	*(17%)*		*(13%)*	*(13%)*		*(19%)*

Sales



60
40
20
Export
Q4 '05
Q3 '05
FY '05
FY '04

Profits



14
12
10
8
6
4
2
8.06
7.64
Operating Profit
Net Profit
Q4 '05
Q3 '05
FY '05
FY '04

Divisional Performance - Sales

(Unit : Trillion, KRW)

FY '05



6%
32%
33%
17%

FY '04



6%
32%
33%
15%

	Q4 '05	QoQ	Q3 '05	FY '05	YoY	FY '04
Semiconductor	**5.09**	*11%*	**4.59**	**18.33**	*1%*	***18.22***
Memory	3.84	*10%*	3.47	14.08	-	14.11
System LSI	0.56	*1%*	0.55	2.01	*-12%*	2.28
LCD	**3.01**	*12%*	**2.68**	**9.71**	*12%*	**8.69**
Telecom	**4.95**	*8%*	**4.58**	**18.82**	*-1%*	**18.94**
Handsets	4.65	*6%*	4.37	17.77	-	17.75
Digital Media	**1.58**	*-4%*	**1.64**	**6.48**	*-19%*	**8.03**
Digital Appliances	**0.75**	*-12%*	**0.85**	**3.38**	*4%*	**3.26**
Total	**15.52**	*7%*	**14.54**	**57.46**	-	**57.63**

Semiconductor · LCD · Telecom · Digital Media · Appliances · Others

Divisional Performance – Operating Profit


12
10
8
6
4
2
0
7.48
1.88
2.81
5.46
0.73
2.30
FY '04
FY '05
Semiconductor
LCD
Telecom
Digital Media
Appliances

(Unit : Trillion, KRW)

	Q4 '05	QoQ	Q3 '05	FY '05	YoY	FY '04
Semiconductor	**1.62**	*21%*	**1.35**	**5.46**	*-27%*	**7.48**
(Margin)	*(32%)*		*(29%)*	*(30%)*		*(41%)*
LCD	**0.40**	*36%*	**0.30**	**0.73**	*-61%*	**1.88**
(Margin)	*(13%)*		*(11%)*	*(8%)*		*(22%)*
Telecom	**0.38**	*-31%*	**0.55**	**2.30**	*-18%*	**2.81**
(Margin)	*(8%)*		*(12%)*	*(12%)*		*(15%)*
Digital Media	**-0.20**	*-706%*	**-0.02**	**-0.31**	*-1,118%*	**-0.03**
(Margin)	*(-13%)*		*(-2%)*	*(-5%)*		*(-0.3%)*
Digital Appliances	**-0.06**	*-43%*	**-0.04**	**-0.09**	*-70%*	**-0.05**
(Margin)	*(-8%)*		*(-5%)*	*(-3%)*		*(-2%)*
Total	**2.14**	-	**2.13**	**8.06**	*-33%*	**12.02**
(Margin)	*(14%)*		*(15%)*	*(14%)*		*(21%)*

Semiconductor

Sales

(Unit : Trillion, KRW)


6
3
0
4.59
5.09
11% ↑
Memory
10% ↑
Q3 '05
Q4 '05
Memory
System LSI
Others

DRAM Premium Product

	'05.Q3	'05.Q4	'06.Q1
Mobile	15%	20%	25%
Graphic	10%	15%	20%

NAND High Density Product

	'05.Q3	'05.Q4	'06.Q1
4Gb	20%	60%	70%
2Gb	60%	25%	20%

(Source : Samsung Electronics, January 2006)

Q4 Results Analysis

Memory

- **DRAM : Maintained revenue and profit with increase in premium products' portion despite DDR price decline**
  - Blended ASP : Mid $3 (256M equiv.), 6%↓ QoQ
    - · Increase of premium products reduced DRAM ASP decline
  - Bit Growth : Q4 5%↑, YoY 53%↑
    - · Increase transition to NAND and premium products
- **NAND : Increased profitability through expansion of 4Gb products which has lower cost structure**
  - Blended ASP : Low $5 (1G equiv.), 17%↓ QoQ
    - · ASP decline from 4Gb portion increase (20%→60%)
  - Bit Growth : Q4 44%↑, YoY 207%↑
    - · Line 14 capacity increase, 70㎚(30%) and MLC production increase

System LSI

- Revenue increase from DDI and Mobile solution
  - · CMOS Image Sensor revenue increased due to mega-pixel products

TFT-LCD

Panel Shipment


(Unit : Million)
15
12
9
6
3
0
12.0
7%↑
12.8
1.5
2.1
TV
4.2
4.7
Notebook
6.2
6.1
Monitor
Q3 '05
Q4 '05

TV Panel Size Breakdown


100%
80%
60%
40%
20%
0%
16%
12%
~ 19"
29%
27%
20"~29"
55%
61%
30" ~
Q3 '05
Q4 '05

Q4 Results Analysis

Large Panels

- **Panel Shipment (7%↑ QoQ) : Strong shipment growth of 32" & above TV & notebook panels coming from lower prices and year-end demand**
  - Monitors (2%↓): Reduced the impact of price decline by focusing on the 20" & above segment
    → 20" & above: 0.4 mn (103%↑ QoQ)
  - Note PCs (12%↑): Strong sales of Wide & Ultra Portable segments
    → Wide & Ultra Portable: 2.9 mn (13%↑ QoQ)
  - TVs (33%↑): Secured the market leadership in over 32" segment with 7G reaching the full capacity
    → Over 32" shipment: 1.3 mn (46%↑ QoQ)
- **Panel Price (QoQ) : Moderate price decline**
  - Monitors (19") : Q3 $235 → Q4 $210 (11%↓)
  - Note PCs (15.4"W) : Q3 $155 → Q4 $160 (3%↑)
  - TVs (40") : Q3 $980 → Q4 $935 (5%↓)

Small/Med Panels

- **Increased Panel Shipment : Q3 15.2 mn → Q4 19.2 mn (26%↑)**

Telecommunication

Sales


(Unit : Trillion, KRW)
5
4
3
2
1
4.58
4.95
4.32
(QoQ)
HHP
6% ↑
Network
50% ↑
(YoY)
HHP
17% ↑
Network
8% ↓
Q3 '05
Q4 '05
Q4 '04

Shipment by Region


30
25
20
15
10
5
0
26.8
27.2
(Unit : Million)
25%
36%
32%
7%
25%
40%
29%
6%
Asia
Europe
America
Korea
Q3 '05
Q4 '05

Q4 Results Analysis

Handsets

- **Handset shipment of 27.2mn units (2%↑ QoQ, 29%↑ YoY) ; QoQ increase despite year-end inventory adjustment**
  - Export : Significant increase of GSM sales in Europe
  - Domestic : Decrease due to lower demand from consumers waiting for subsidy resumption in 1H
- **ASP increase in overseas market**
  - Significant increase of export ASP due to strong sales of high-end products such as D600, 3G and slim-phones while maintaining the domestic ASP
  - **Export : $175(Q3) → $184(Q4), 5%↑**
  - Domestic : KRW 333K(Q3) → KRW 325(Q4), 2%↓
- **Increase of marketing expenditure**
  - Strengthened strategic partnership with major carriers

Network

- **Revenue increased due to strong sales of WCDMA systems in domestic market and CDMA systems in overseas market**

Digital Media & Digital Appliance

Revenue (DM)



(Unit: Trillion KRW)
2
1
0
4%↓
1.64
1.58
34%
13%
19%
11%
19%
37%
12%
18%
11%
19%
Q3 '05
Q4 '05
TV
Monitor
Printer
DVD
PC
Audio

Revenue (DA)



(Unit: Trillion KRW)
1
0.5
0
12%↓
0.85
0.75
Q3 '05
Q4 '05

Q4 Results Analysis

Digital Media

※ *Unit figures : Including overseas sales*

- **Sharp increase of LCD/PDP TV sales due to attractive price**
  - QoQ volume growth: LCD TV 88%↑, PDP TV 59%↑
- **Premium TV shipments continue to increase**
  - 30"+ portion out of LCD TVs : '05.Q2 23% → Q3 37% → Q4 45%
  - 40"+ portion out of PDP TVs(HD) : '05.Q2 25% → Q3 32% → Q4 36%

☞ **On global sales basis, Q4 revenue & profit showed strong growth due to solid sales of LCD monitors, DVDPs, MP3Ps together with TVs**

※ Overseas production portion in Q4 : 92% (Unit basis)

Digital Appliance

- **Sharp drop in sales of air-conditioners due to seasonality resulting in revenue decline.**
  - QoQ sales volume : Air-conditioners 58%↓
  - QoQ sales volume of refrigerators increased by 7%

Financial Position

(Unit : Trillion, KRW)

Assets



45
30
20
10
43.8
7.4
4.5
12.2
46.7
4.8
4.5
13.9
50.5
6.9
4.4
14.5
Cash*
A/R & Inventories
PP & E
Other Assets
FY '04
Q3 '05
FY '05

Liabilities & Equity



45
30
20
10
0.1
9.3
0.1
9.7
0.1
10.7
Debt
Other Liabilities
Shareholders' Equity
FY '04
Q3 '05
FY '05

Key Ratios

	FY' 04	FY' 05
Debt / Equity	0.3%	0.3%
Net Debt / Equity	- 21.3%	- 17.1%
Return on Equity	33.8%	20.6%
Return on Asset	26.0%	16.2%

* Cash = Cash + Cash equivalents + Short-term financial instruments + Marketable securities

Cash Flow

FY '05



Investment
10.61
Operation
12.66
Net Cash Decrease
0.56
Finance
2.62
Cash Inflow
Cash Outflow

(Unit : Trillion, KRW)

	Q4 '05	FY '05	FY '04
Cash* (Beginning of period)	**4.79**	**7.43**	**7.99**
Cash flow from Operation	**4.28**	**12.66**	**14.78**
Net profit	*2.56*	*7.64*	*10.79*
Depreciation	*1.31*	*5.06*	*4.53*
Income (Loss) from equity method	*-0.47*	*-0.16*	*-0.58*
Increase (Decrease) in working capital, etc.	*0.88*	*0.12*	*0.04*
Cash flow from Investment	**-2.43**	**- 10.61**	**- 9.01**
CAPEX	*-2.58*	*- 10.10*	*- 7.42*
Cash flow from Finance	**0.24**	**- 2.62**	**- 6.32**
Dividend	–	*- 0.85*	*- 1.60*
Decrease of short-term borrowings	–	–	*- 1.00*
Repurchase of shares	–	*- 2.15*	*- 3.84*
Proceeds from sales of shares under stock option plan	*0.24*	*0.38*	*0.12*
Net increase in cash	**2.08**	**- 0.56**	**-0.56**
Cash* (End of period)	**6.87**	**6.87**	**7.43**

* Cash = Cash + Cash equivalent + Short-term financial instruments + Marketable securities

Plans for 2006

(Unit : Trillion, KRW)	FY '06	FY '05	YoY
Sales	**63.60**	**57.46**	**11%**
Capex	**9.23**	**10.04**	**-8%**
Semiconductor	5.63	6.33	-11%
Memory	4.58	5.29	-13%
System LSI	0.98	0.99	-1%
LCD	2.37	2.87	-17%
Telecom	0.54	0.27	100%
Others	0.69	0.57	23%
R&D	**6.08**	**5.41**	**12%**

ROIC



50%
40%
30%
20%
10%
0%
'02
'03
'04
'05

Memory Bit Shipment



(Unit: Bn, 256M Eq)
130%
120%
'04
'05
'06(F)

Geometry Transition of DRAM



100%
80%
60%
40%
20%
0%
'03
'04
'05
'06(F)

Memory CAPEX not only increases bit shipment, but also reduces cost through geometry transition

32" & above LCD Panel Shipment



(Unit : Million)
156%
6.6
2.7
30~39"
'05
'06(F)

Strengthen the market dominance through early ramp-up of 7G lines.

2006 Business Outlook

Semiconductor

Business Outlook

PC Shipment Growth

'05	Q1	Q2	Q3	Q4	'06
13%	-10%	-5%	10%	14%	9%

PC MB/System Increase

'05	Q1	Q2	Q3	Q4	'06
32%	10%	14%	9%	3%	38%

(Source : Samsung Electronics, October 2005)

NAND Market bit increase

(Unit : Mpcs, 1G eq)



5,000
3,000
1,000
469
1,714
5,256
'04
'05
'06(F)

(Source : Q4, 2005. iSuppli)

Memory

- **2006 DRAM Demand & Supply: Similar to that of '05**
  - Demand 53%↑: PC shipment growth 9%↑. MB/System growth 38%↑
  - Supply 53%↑: 90nm production increase partially offset by transition to NAND
- **Q1 '06 DRAM Demand & Supply: Currently DDR2 Shortage**
  - Relatively strong demand from Chinese holidays & back-to-school in Asia
  - Intel chipset for DDR2 shortage is over, accelerating DDR2 transition
  - Low DDR2 inventory in PC OEM, channel and DRAM makers
- **2006 NAND Demand: 200% bit growth expected**
  - Strong demand increase from higher NAND memory per system
    - · MP3P (2GB/4GB), Flash Card (1GB/2GB), 3G/Camera Phone (Over 64MB)
  - New applications are replacing HDD with NAND
    - · PMP (Portable Multimedia Player), Car Navigation
  - Samsung will maintain high profitability and cost leadership through 8Gb, 60nm and MLC production

System LSI

- Although Q1 demand is seasonally slow, Mobile application (CMOS Image Sensor, Chip Card, etc.) will drive revenue growth

TFT-LCD

Business Outlook

Market

- **'06 market to be stronger than expected with solid LCD TV growth: Large panel market size of 256 mn units (26% ↑ YoY)**
  - **TVs: 40mn (61% ↑ YoY)**
    ITs : Monitors - 133 mn (22% ↑ YoY) Notebooks - 75mn (22% ↑ YoY)
    → Soft 1H but strong recovery in 2H (1H outlook getting more positive)
    → Strong LCD TV demand expected to persist during 1H due to Chinese New-Year & major sporting events (Olympics/World Cup)
    → Notebook and monitor panel markets could be soft in Q1. However, the recovery is expected to start from Q2 driven by the price elasticity and better PC sales
- **Panel price forecast for '06: Moderate decline of 10~15%**

'06 Demand Outlook



(Unit : Million)
300
250
200
150
100
50
0
26%↑
256
203
40
25
75
62
133
109
Others
TV
Notebook
Monitor
'05
'06 (F)

Large Panel Shipment



(Unit : Million)
70
60
50
40
30
20
10
0
37%↑
60
44
TV
Notebook
Monitor
'05
'06 (F)

Samsung

- **Outgrowing the market in 06**
  - Large panel shipment of 60mn (37% ↑ YoY)
  - Small & Mid size panel shipment of 86 mn (40% ↑ YoY)
- **Business strategy in Q1**
  - Greater market dominance in large size TVs (3 months pull-in of ph.1 7-2)
  - Faster transition to 20" & above monitor and wide-version notebook panels

Telecommunication

Business Outlook

Market

- **'06 Global handset demand : 5~10% ↑ Y-on-Y**
  - Demand growth continues in emerging market (CIS & Latin America)
  - Total market demand will depend on the growth rate of mass market
- **Continued growth of 3G penetration in '06**
  - Increased adoption of 3G services in European market
  - Improved service availability based on HSDPA in 2H



Market
Samsung
5%~10%↑
770
~780M
660M
523M
56M
86M
102M
115M
'03
'04
'05
'06(F)

Samsung

- **Handset shipment target in '06 : 115mn units**
  - Increased portion of multimedia phones such as MP3 phones, camera phones and DMB phones
- **Q1 : Expect significant increase of margin together with rising shipment and ASP**
  - Strong sales of D600 continued, while introducing various high-end products including new slim phones
- **Enhancing competitiveness for next generation communications technologies**
  - Differentiating 3G products with various form factors, higher features and with leading experience of HSDPA
  - Nurturing the new markets of DMB and WiBro in overseas countries as well as in domestic market

Digital Media & Digital Appliance

Digital Media Business Outlook

- **TV : Expecting solid demand growth, especially LCD/PDP TVs**
  (Demand growth in '06 : LCD TVs 76%, PDP TVs 57%)
  - Focus on large & high-end TVs
    · Expand LCD/PDP portion out of total TV sales : more than 50% in '06
    · Improve profitability through increase of large TV sales
    ; Concentrate on 40"+ LCD TVs and 50"+ PDP TVs
  - Capitalize on the business opportunities such as Olympics & World Cup
- **Printers : Expecting continuing demand growth mainly LBPs**
  - Increase profitability through sales of consumables
- **Other products such as MP3Ps & LCD monitors also expected solid growth**

Digital Appliance Business Outlook

- **Improve profitability through ongoing cost cutting efforts**
- **Gradual expansion of high value-added products**
  - System air-conditioners, 2-door refrigerators & Drum washing machines
- **Recovery of air-conditioners sales in '06.Q1**

DTV Market Forecast



(Million Pcs)
LCD TV
CAGR 61%
60
50
40
30
20
10
0
'05
'06(F)
'07(F)
LCD TV
PDP TV
PJ TV

(Source : Display Search)

Premium Products Sales Portion



100%
80%
60%
40%
'04.Q1
Q2
Q3
Q4
'05.Q1
Q2
Q3
Q4
Refrigerators
Washing Machines
Air-conditioners

Proforma Balance Sheet (Parent Basis)

(Unit : 100 Million, KRW)

	4Q '05 (A)	3Q '05 (B)	4Q '04 (C)	Q-on-Q (A - B)	Y-on-Y (A - C)
Current Assets	142,233	121,660	139,585	20,573	2,648
- Cash & Cash Equivalents	49,515	32,399	51,445	17,116	-1,930
- Marketable Securities	19,171	15,458	22,894	3,713	-3,723
- A/R	14,968	15,675	13,316	-707	1,652
- Inventories	29,094	29,660	31,543	-566	-2,449
Fixed Assets	360,463	342,511	295,460	17,952	65,003
- Investment	109,303	103,310	94,188	5,993	15,115
- PPE	246,502	234,723	197,278	11,779	49,224
- Intangible Assets	4,658	4,478	3,994	180	664
Leased Assets	2,692	2,845	3,120	-153	-428
Total assets	**505,388**	**467,017**	**438,165**	**38,371**	**67,223**
Liabilities	108,822	97,617	93,761	11,205	15,061
- A/P	18,670	20,350	18,233	-1,680	437
- Income tax payable	7,294	3,794	13,784	3,500	-6,490
- Accrued Expenses	54,079	48,250	49,553	5,829	4,526
- Long-Term Debts	956	980	985	-24	-29
Shareholders' Equity	396,566	369,400	344,404	27,166	52,162
- Capital Stock	8,975	8,975	8,975	0	0
- Capital Surplus	13,932	12,399	29,679	1,533	-15,747
- Retained Earnings	373,659	348,025	305,750	25,633	67,909
Total Liabilities & Shareholders' Equity	**505,388**	**467,017**	**438,165**	**38,371**	**67,223**

Proforma Income Statement (Parent Basis)

(Unit : 100 Million, KRW)

	2005 (A)		4Q '05 (B)		3Q '05 (C)		2004 (D)		Y-on-Y	Q-on-Q
		%		%		%		%	(A - D)	(B - C)
Sales	**574,577**	**100%**	**155,195**	**100%**	**145,380**	**100%**	**576,324**	**100%**	**-1,747**	**9,815**
- Domestic	102,949	17.9%	25,760	16.6%	26,404	18.2%	100,368	17.4%	2,581	-644
- Export	471,628	82.1%	129,435	83.4%	118,976	81.8%	475,956	82.6%	-4,328	10,459
Cost of Sales	**401,581**	**69.9%**	**106,121**	**68.4%**	**101,432**	**69.8%**	**372,797**	**64.7%**	**28,784**	**4,689**
Gross Profit	**172,995**	**30.1%**	**49,074**	**31.6%**	**43,948**	**30.2%**	**203,527**	**35.3%**	**-30,532**	**5,126**
SG&A	**92,397**	**16.1%**	**27,723**	**17.9%**	**22,696**	**15.6%**	**83,358**	**14.5%**	**9,039**	**5,027**
- Wages & Fee	14,295	2.5%	4,068	2.6%	3,226	2.2%	11,448	2.0%	2,847	842
- Marketing Expenses	19,065	3.3%	7,702	5.0%	4,331	3.0%	17,467	3.0%	1,598	3,371
- Royalty Expenses	6,218	1.1%	1,709	1.1%	1,536	1.1%	4,984	0.9%	1,234	173
- R&D Expenses	31,332	5.5%	7,972	5.1%	8,190	5.6%	26,874	4.7%	4,458	-218
Operating Profits	**80,598**	**14.0%**	**21,351**	**13.8%**	**21,252**	**14.6%**	**120,169**	**20.9%**	**-39,571**	**99**
Non OP Income & Expenses	**8,107**	**1.4%**	**7,599**	**4.9%**	**320**	**0.2%**	**11,076**	**1.9%**	**-2,969**	**7,279**
- F/X Gain (or Loss)	508	0.1%	634	0.4%	-116	-0.1%	379	0.1%	129	750
- Gain (or Loss) on Foreign Currency translation	590	0.1%	0	0.0%	-53	0.0%	966	0.2%	-376	53
- Gain (or Loss) on Equity Investment	1,588	0.3%	4,735	3.1%	-198	-0.1%	5,769	1.0%	-4,181	4,933
Ordinary Profits	**88,705**	**15.4%**	**28,950**	**18.7%**	**21,571**	**14.8%**	**131,245**	**22.8%**	**-42,540**	**7,379**
Income before Income taxes	**88,705**	**15.4%**	**28,950**	**18.7%**	**21,571**	**14.8%**	**131,245**	**22.8%**	**-42,540**	**7,379**
- Income taxes	12,303	2.1%	3,317	2.1%	2,731	1.9%	23,378	4.1%	-11,075	586
Net Income	**76,402**	**13.3%**	**25,633**	**16.5%**	**18,840**	**13.0%**	**107,867**	**18.7%**	**-31,465**	**6,793**